Group Communications and Investor Relations
Franciska Janzon
Tel. +358-20 427 2043
Fax +358-20 427 2103
Email: franciska.janzon@kcigroup.com

5 December, 2005

RECEIVED
2005 DEC 13 P 5:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commissic
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

05013243

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a copy of the Stock Exchange Release published by the Company on 1 December, 2005.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

KCI KONECRANES PLC
Group Communications and Investor Relations

PROCESSED
DEC 14 2005
THOMSON FINANCIAL

0.6.0. Franciska Janzon
Investor Relations Manager

Liisa Siren
Communications Assistant

dlw 12/13

KCI KONECRANES CONTINUES EXCLUSIVE NEGOTIATIONS WITH R.STAHL AG

KCI Konecranes and R.STAHL AG have agreed to continue negotiations concerning a possible sale of the Material Handling division R. STAHL Fördertechnik to KCI Konecranes. Significant progress has been achieved since the signing of the Memorandum of Understanding on 26 October, 2005. Exclusivity in the negotiations has been extended until year-end and the parties look forward to a successful conclusion and signing of the definitive agreement in the forthcoming weeks.

Subject to clearance by the respective merger control authorities, the transaction is expected to close by year-end 2005.

About R.STAHL AG
Founded in 1876 by Rafael Stahl, R. STAHL is a technology group providing products for demanding special performance areas. The main emphasis is on the Explosion Protection and Material Handling divisions providing over 90% of the group's turnover. Explosion Protection contributes more than 50% of consolidated sales and is the main source of consolidated earnings. For 2005, the group expects to realise sales of EUR 265-275m with some 1,800 employees worldwide. R. STAHL is headquartered in Waldenburg, Germany, and listed on the Frankfurt and Stuttgart stock exchanges. For further information please check our corporate website at www.stahl.de.

About KCI Konecranes Plc
KCI Konecranes is a world leading engineering group specialising in advanced overhead lifting solutions and maintenance services. KCI Konecranes is the world's leading supplier of heavy-duty cranes for process industries and shipyards. KCI Konecranes is a global supplier of special harbour cranes for bulk materials and containers and of mobile container handling equipment like Reach Stackers and Lift Trucks. In 2004, Group sales totalled EUR 728 million. The Group has 5,000 employees in 35 countries.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Pekka Lundmark, President & CEO, phone: +358-20 427 2000
Teuvo Rintamäki, Chief Financial Officer, phone: +358-20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
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